This communication is filed pursuant to Rule 425	Filer: Telefónica, S.A.
under the Securities Act of 1933, as amended	Issuer: Telefónica, S.A.
Subject of the offer: Terra Networks, S.A.
Commission File Number: 000-28011

ANTONIO J. ALONSO UREBA Director, General Secretary and Secretary to the Board of Directors TELEFÓNICA, S.A.

Telefónica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Executive Committee of Telefónica S.A., in its meeting held February 9th 2005, agreed to propose to Terra Networks S.A. the starting of negotiations leading potentially to merge both companies. The proposal under the terms of the negotiation fixes an exchange ratio of 2 shares of Telefónica S.A. of 1 Euro nominal value each for 9 shares of Terra Networks S.A. of 2 Euro nominal value each.

Madrid, February 14th, 2005

Other than the information contained in this document, Telefónica, S.A. has not filed with the SEC any information relating to the exchange offer for shares of Terra Networks, S.A. (the “exchange offer”). Telefónica, S.A. will be filing with the SEC an offering document for the exchange offer and other relevant documents concerning the exchange offer. WE URGE INVESTORS TO READ THE DEFINITIVE OFFERING DOCUMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain copies of the offering document and other documents from the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Telefónica, S.A. will be available free of charge from the Investor Relations office of Telefónica, S.A., located at Gran Vía, 28, 28013 Madrid, Spain. Telephone 011-34-91-584-47-00. READ THE DEFINITIVE OFFERING DOCUMENT CAREFULLY BEFORE MAKING A DECISION REGARDING THE EXCHANGE OFFER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.